Mail Stop 3010

August 27, 2009

R. Nicholas Singh, Esq.
General Counsel
Fixed Income Discount Advisory Company
1211 Avenue of the Americas, Suite 2902
New York, New York 10036

> **Re: CreXus Investment Corp.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed August 14, 2009**
> **File No. 333-160254**

Dear Mr. Singh:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Page references to our comments correspond with the marked version of the amendment that you provided to us.

Risk Factors, page 16

The conservatorship of Fannie Mae and Freddie Mac and related efforts…, page 27

1.   Please limit this risk factor to a description of the risks associated with federal conservatorship of these entities and only as much additional information as necessary to place the risk in context. As appropriate, you may provide a more

detailed description of actions taken by the federal government in another section of the prospectus.

Our Financing Strategy, page 80

2. We note your revised disclosure in response to comment 7. Please disclose your planned method of financing if you are unable to obtain financing through the TALF.

Historical Performance, page 88

3. We note your response to comment 8. Please amend your disclosure to include this information.

4. We reissue comment 10, in part. Please revise to clarify which programs are included in the "Nonpublic Programs" tables on pages 92-94.

5. We note your revised disclosure in response to comment 12. Please identify, by footnote or otherwise, the services included in the "Additional Services" line item in Table II on page 92. In addition, we note from your response that Annaly does not have a sponsor or manager and, therefore, no fees or other compensation are paid. Please indicate this, by footnote or otherwise, in Table II on page 88.

Item 36. Financial Statements and Exhibits, page II-2

6. We note the statement in your draft tax opinion that: "Only the Company and those who purchase common stock offered pursuant to the Registration Statement may rely on these opinions. Without our prior written consent, it may not be relied upon by any other person or entity or used for any other purpose." Language that serves to limit or implies that the opinion is only for the benefit of certain persons is not appropriate. For example, please revise to clarify that secondary purchasers also may rely on the opinion.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: <u>Via Facsimile</u>
       Anthony Green
       K&L Gates LLP
       (202) 778-9100